SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) or 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

TARRAGON CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

8.00% Senior Convertible Notes Due 2009
(Title of Class of Securities)
876287 AE 3
876287 AC 7
(CUSIP Number of Class of Securities)

William S. Friedman
Chief Executive Officer
1775 Broadway, 23rd Floor
New York, New York 10019
(212) 949-5000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With copies to:
Kathryn Mansfield
James E. O’Bannon	Executive Vice President,	Edward B. Winslow
Jones Day	General Counsel and Secretary	Jones Day
2727 North Harwood Street	3100 Monticello Avenue, Suite 200	77 West Wacker, Suite 3500
Dallas, Texas 75201	Dallas, Texas 75205	Chicago, Illinois 60601
(214) 220-3939	(214) 599-2200	(312) 782-3939

Transaction Valuation	Amount of Filing Fee

Not applicable	Not applicable

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 12. Exhibits.

Exhibit
Number	Exhibit Name

(a)(5)	Press Release, dated July 18, 2005, announcing the commencement of the Offer to Convert.